UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

November 4, 2016

Commission File No. 0001-34184

SILVERCORP METALS INC.
(Translation of registrant's name into English)

Suite 1378 - 200 Granville Street
Vancouver, BC Canada V6C 1S4
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F [   ] Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [   ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is "submitting" the Form 6-K in paper as permitted by Regulation S-T "Rule" 101(b)(7) [   ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ] No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 4, 2016	SILVERCORP METALS INC.
/s/ Derek Liu
Derek Liu
Chief Financial Officer

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT

99.1	News Release - October 31, 2016 Silvercorp to announce Second Quarter results on November 3, 2016

99.2	News Release - November 3, 2016 Silvercorp Reports Q2 Fiscal 2017 Results: Net Income Up 454%, Cash Flows from Operations of $27.0 Million on Record Silver Production

99.3	News Release - November 4, 2016 Silvercorp Reinstates Dividend - CAD$0.01 Semi-annual

99.4	Silvercorp Metals Inc. Financial Statements for the 2nd Quarter ended September 30, 2016

99.5	Silvercorp Metals Inc. MD&A for the 2nd Quarter ended September 30, 2016

99.6	Form 52-109F2 Certificate of interim filings- full certificate- CFO

99.7	Form 52-109F2 Certificate of interim filings- full certificate- CEO